UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.2)*

RENALYTIX PLC
(Name of Issuer)

ORDINARY SHARES
(Including Ordinary Shares Underlying American Depository Shares)
(Title of Class of Securities)

75973T101 (American Depository Shares)
(CUSIP Number)

Mount Sinai Health System, Inc.
150 East 42nd Street
Suite 2-B.17
New York, NY 10017
212.659.8105
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 75973T101 (American Depository Shares)
1	NAMES OF REPORTING PERSONS ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI (“ISMMS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 35,653,477[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,653,477[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,653,477[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.68%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

______________
1 Includes 204,501 ordinary shares, nominal value £0.0025 per share (the “Ordinary Shares”) issuable upon exercise of vested options (the “Options”), and 1,382,489 American Depository Shares (“ADS”), each of which represents two Ordinary Shares of the Issuer. The voting and investment authority of the Ordinary Shares is vested in those persons who from time to time are the executive officers of ISMMS.
2 Ownership calculation based on 333,637,612 Ordinary Shares outstanding as of November 1, 2024 (after taking into account the transactions described in this Amendment No. 2), as reported by Renalytix plc (the “Issuer”) in the press release issued on October 1, 2024.

CUSIP No. 75973T101 (American Depository Shares)
1	NAMES OF REPORTING PERSONS THE MOUNT SINAI HOSPITAL (“MSH”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,897,500[3]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,897,500[3]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,897,500[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.57%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

______________
3 MSH is the record and beneficial owner of 948,750 ADS. The voting and investment authority of the ADS, and the underlying Ordinary Shares, is vested in those persons who from time to time are the executive officers of MSH.

CUSIP No. 75973T101 (American Depository Shares)
1	NAMES OF REPORTING PERSONS MOUNT SINAI HOSPITALS GROUP, INC. (“MSHG”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[4]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

______________
4 As the sole member of MSH, MSHG may be deemed to beneficially own the ADS, and the Ordinary Shares underlying ADS, held by MSH. MSHG disclaims beneficial ownership of all such securities.

CUSIP No. 75973T101 (American Depository Shares)
1	NAMES OF REPORTING PERSONS MOUNT SINAI HEALTH SYSTEM, INC. (“MSHS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

______________
5 As the sole member of ISMMS, MSHS may be deemed to beneficially own the ADS, Ordinary Shares and Options, and the Ordinary Shares underlying the ADS and Options, held by ISMMS. As the sole member of MSHG, MSHS may be deemed to beneficially own the ADS, and the Ordinary Shares underlying the ADS, held by MSH. MSHS disclaims beneficial ownership of all such securities.

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the ordinary shares, nominal value £0.0025 per share (“Ordinary Shares”) of Renalytix plc, a company incorporated in England and Wales (the “Issuer”), and is being filed to amend and supplement the initial Schedule 13D filed on February 10, 2023, as amended by Amendment No. 1 to Schedule 13D filed on April 26, 2024 (as amended, the “Schedule 13D”) by the Icahn School of Medicine at Mount Sinai (“ISMMS”), The Mount Sinai Hospital (“MSH”), Mount Sinai Hospitals Group, Inc. (“MSHG”), sole member of MSH, and Mount Sinai Health System (“MSHS”), sole member of each of ISMMS and MSHG, who are collectively referred to herein as the “Reporting Persons.”

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of this Amendment No. 2 incorporates herein by reference the information set forth in Item 1 of the Schedule 13D.

Item 2.	Identity and Background

Item 2 of this Amendment No. 2 incorporates herein by reference the information set forth in Item 2 of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On November 1, 2024, ISMMS acquired 13,366,750 Ordinary Shares of the Issuer in  a private placement of the Issuer (the “Private Placement”) pursuant to the Subscription Letter dated as of September 30, 2024 (the “Subscription Agreement”), after the Issuer’s receipt of the requisite shareholder approval. In connection with the Private Placement, the Issuer, in two tranches, issued (a) an aggregate of 92,773,922 Ordinary Shares pursuant to a Placing Agreement with Oberon Investments Limited, (b) an aggregate of 38,387,634 Ordinary Shares (including the Ordinary Shares issued to ISMMS) to certain investors pursuant to Subscription Letters, and (c) an aggregate of 36,550,543 Ordinary Shares as a result of the restructuring of certain convertible bonds.

ISMMS acquired the Ordinary Shares for approximately $1.55 million, which is equivalent to a price of 9 pence per Ordinary Share (or approximately $0.116 per share based on a conversion rate of 1 GBP to $1.2920 on November 1, 2024).

Item 4.	Purpose of Transaction

Item 4 of this Amendment No. 2 incorporates herein by reference the information set forth in Item 4 of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and supplemented as follows:

(a) and (b)  Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Calculations of the Ordinary Shares beneficially owned assumes 333,637,612 Ordinary Shares outstanding as of November 1, 2024 (after taking into account the transactions described in this Amendment No. 2), as reported by the Issuer in the press release issued on October 1, 2024.

MSHG disclaims beneficial ownership over all securities beneficially owned by MSH, other than for the purpose of determining obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the filing of this Schedule 13D shall not be deemed an admission that MSHG is the beneficial owner of such securities for any other purpose.

MSHS disclaims beneficial ownership over all securities beneficially owned by ISMMS and MSHG, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that MSHS is the beneficial owner of such securities for any other purpose.

(c)  Except as set forth in this Amendment No. 2, during the past 60 days, none of the Reporting Persons conducted transactions in the Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Lockup Agreement

Pursuant to the Subscription Agreement, ISMMS agreed, until six months after closing, not to sell any of the Ordinary Shares nor engage in any short sale transactions in respect of the Ordinary Shares nor offer to sell, pledge, enter into any option or contract to sell, or otherwise transfer or dispose of, directly or indirectly, any such Ordinary Shares, in whole or in part, except with the consent of the Company (not to be unreasonably withheld). This summary description does not purport to be complete, and is qualified in its entirety by reference to the Subscription Agreement, the form of which is attached as an exhibit to the Current Report on Form 8-K of the Company filed on October 1, 2024.

Item 7.	Material to Be Filed as Exhibits

Item 7 of this Amendment No. 2 incorporates herein by reference the information set forth in Item 7 of the Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2024

ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI

By:	/s/ Vincent Tammaro
Name:	Vincent Tammaro
Title:	Chief Financial Officer

THE MOUNT SINAI HOSPITAL

By:	/s/ Vincent Tammaro
Name:	Vincent Tammaro
Title:	Chief Financial Officer

MOUNT SINAI HEALTH SYSTEM, INC.

By:	/s/ Vincent Tammaro
Name:	Vincent Tammaro
Title:	Chief Financial Officer

MOUNT SINAI HOSPITALS GROUP, INC.

By:	/s/ Vincent Tammaro
Name:	Vincent Tammaro
Title:	Chief Financial Officer